Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Property Trust Inc. (formerly known as Industrial Property REIT Inc.):

We consent to the inclusion in the prospectus, dated August 14, 2013, related to the registration statement on Form S-11 (No. 333-184126) of Industrial Property Trust Inc. and subsidiaries of our report dated August 8, 2013, with respect to the consolidated balance sheet of Industrial Property Trust Inc. and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, equity, and cash flows for the period from August 28, 2012 (Inception) through December 31, 2012, which reports appear therein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

August 14, 2013